Exhibit 99.1

Navigator Holdings Ltd. Announces Results of 2022 Annual General Meeting of Shareholders

May 12, 2022 – Navigator Holdings Ltd. (the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces that its 2022 Annual General Meeting of Shareholders (the “Annual Meeting”) was held at 9 a.m. local time on May 12, 2022 at the offices of Navigator Gas US, LLC, at 650 Madison Avenue, 25th Floor, New York, New York, 10022, U.S.A.

The following proposals were approved:

1.

To elect Dag von Appen, Dr. Heiko Fischer, David Kenwright, Dr. Anita Odedra, Andreas Sohmen-Pao, Peter Stokes and Florian Weidinger to serve as members of the Board of Directors of the Company until the 2023 Annual General Meeting of Shareholders; and

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2022.

No other proposals were voted on at the Annual Meeting.

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com
London:	10 Bressenden Place, London, SW1E 5DH.
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link - New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com